Exhibit 99.1

Annual and Special Meeting of Shareholders of
TC Energy Corporation (the “Corporation”)

May 3, 2019

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations, Section 11.3

1.	Election of Directors

By resolution passed via ballot, the following 12 nominees were appointed as Directors of the Corporation to hold office until the next annual meeting of shareholders of the Corporation, or until their successors are earlier elected or appointed.  The results of the ballot were as follows:

Nominee	# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
Stéphan Crétier	598,634,895	99.77	1,365,426	0.23
Russell K. Girling	598,964,473	99.83	1,035,542	0.17
S. Barry Jackson	564,309,121	94.05	35,691,200	5.95
Randy Limbacher	598,109,048	99.69	1,887,531	0.31
John E. Lowe	596,309,489	99.38	3,690,612	0.62
Una Power	598,076,424	99.68	1,923,677	0.32
Mary Pat Salomone	598,073,376	99.68	1,926,945	0.32
Indira V. Samarasekera	570,306,476	95.05	29,693,868	4.95
D. Michael G. Stewart	592,814,246	98.80	7,186,075	1.20
Siim A. Vanaselja	530,911,086	88.49	69,089,235	11.51
Thierry Vandal	598,682,200	99.78	1,317,939	0.22
Steven W. Williams	598,849,566	99.81	1,150,778	0.19

2.	Appointment of Auditors

By a resolution passed via show of hands, KPMG LLP, Chartered Professional Accountants, were appointed as auditors of the Corporation until the close of the next annual meeting of shareholders of the Corporation, and the directors were authorized to fix their remuneration. Proxies were received on this matter as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
594,595,022	96.42	22,084,976	3.58

3.	Advisory Vote on Executive Compensation

By resolution passed via ballot, on an advisory basis, the Corporation’s approach to Executive Compensation was approved. The results of the ballot were as follows:

Votes For	% Votes For	Votes Against	% Votes Against
533,546,802	88.92	66,453,917	11.08

4.	Amendment to Articles

By special resolution passed via ballot, the amendment to the Articles of TransCanada Corporation, changing its corporate name to:

TC Energy Corporation
Corporation TC Énergie

was approved. The results of the ballot were as follows:

Votes For	% Votes For	Votes Against	% Votes Against
597,290,965	99.55	2,710,680	0.45

5.	Amendments to the Shareholder Rights Plan

By resolution passed via ballot, the continuation and approval of minor amendments to the amended and restated shareholder rights plan dated May 3, 2019 was approved. The results of the ballot were as follows:

Votes For	% Votes For	Votes Against	% Votes Against
578,519,709	96.42	21,481,217	3.58

6.	Shareholder Proposal

By resolution passed via ballot, the shareholder proposal about Indigenous relations disclosure was not approved. The results of the ballot were as follows:

Votes For	% Votes For	Votes Against	% Votes Against
61,232,558	10.21	538,761,643	89.79